April 23, 2010
VIA EDGAR AND FACSIMILE (703) 813-6967
Mr. Max A. Webb
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20549-3561

Re:	The Film Department Holdings, Inc. Registration Statement on Form S-1 (the “S-1”) SEC File No. 333-163514
Dear Mr. Webb:
     On behalf of The Film Department Holdings LLC, a Delaware limited liability company (the “Company”) and pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the S-1 to 4:00 p.m., Eastern Time, on April 26, 2010, or as soon thereafter as is practicable.
     In connection with this request for acceleration of the effective date of its Registration Statement, the Company hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Max A. Webb
April 23, 2010

     Please direct any inquiries or comments to Joseph Crabb, at (602) 528-4084, and fax number (602) 253-8129.

Sincerely, Squire, Sanders & Dempsey L.L.P.
/s/ Joseph M. Crabb
Joseph M. Crabb